

March 28, 2013

<u>Via E-mail</u>
Mr. Gene S. Bertcher
Chief Executive Officer
New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234

> **Re:** **New Concept Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 15, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 14, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 2, 2012**
> **File No. 0-08187**

Dear Mr. Bertcher:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director

CC: Steven C. Metzger
        Metzger & McDonald PLLC